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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)


                              UNITED BANCORP, INC.
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)


                                    909911109
                                 (Cusip Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)



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                                       13G

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CUSIP No. 909911109


                   1.    Names of Reporting Person: I.R.S. Identification Nos. of above persons (entities only):
                         United Bancorp, Inc., as Administrator of the United Bancorp, Inc. of Martins Ferry, Ohio
                         Employee Stock Ownership Plan (IRS Identification No. 34-1405357)

                         The United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan - Executive
                         Committee of United Bancorp, Inc., Plan Trustee

                   2.    Check the Appropriate Box if a Member of a Group:
                         Not applicable.

                         (a)
                         (b)

                   3.    SEC Use Only

                         Citizenship or Place of Organization:
                   4.    United Bancorp, Inc.  - State of Ohio
                         Plan Trust - State of Ohio
Number of
Shares             5.    Sole Voting Power:
Beneficially             United Bancorp, Inc. -- 0
Owned by                 Plan Trustee -- 354,551
Each Reporting
Person With:       6.    Shared Voting Power:
                         United Bancorp, Inc. -- 0
                         Plan Trustee -- 0

                   7.    Sole Dispositive Power:
                         United Bancorp, Inc. -- 0
                         Plan Trustee -- 0

                   8.    Shared Dispositive Power:
                         United Bancorp, Inc. -- 354,551
                         Plan Trustee -- 354,551

                   9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
                         United Bancorp, Inc. -- 354,551
                         Plan Trustee -- 354,551

                   10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
                         Not applicable.

                   11.   Percent of Class Represented by Amount in Row (9):
                         United Bancorp, Inc.  -- 6.9% of 5,131,874 shares of common stock outstanding as of 02/13/07
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
                         Plan Trustee -- 6.9% of 5,131,874 shares of common stock outstanding as of 02/13/07

                         Type of Reporting Person:
                   12.
                         United Bancorp, Inc.  - HC
                         United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan -- EP
Item 1.
                         (a)  Name of Issuer:

                              United Bancorp, Inc.

                         (b)  Address of Issuer's Principal Executive Offices:

                              201 South Fourth Street
                              Martins Ferry, Ohio 43935

Item 2.
                              Name of Person Filing:
                         (a)  United Bancorp, Inc., as Administrator of the United Bancorp, Inc. of Martins Ferry, Ohio Employee
                              Stock Ownership Plan
                              The United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan - Executive Committee
                              of United Bancorp, Inc., Plan Trustee

                         (b)  Address of Principal Business Office:

                              201 South Fourth Street
                              Martins Ferry, Ohio 43935

                         (c)  Citizenship:
                              United Bancorp, Inc. -- State of Ohio
                              Plan Trust -- State of Ohio

                         (d)  Title of Class of Securities:

                              Common Stock, par value $1.00 per share

                         (e)  CUSIP Number:
                              909911109

Item 3.
                         If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                         (a)  [  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
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                   (b)  [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                   (c)  [ ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                   (d)  [ ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15
                              U.S.C. 80a-8).

                   (e)  [ ]   An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

                   (f)  [X]   An employee benefit plan or endowment fund in accordance with Section
                              240.13d-1(b)(1)(ii)(F);

                   (g)  [X]   A parent holding company or control person in accordance with Section
                              240.13d-1(b)(1)(ii)(G);

                   (h)  [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12
                              U.S.C. 1813);

                   (i)  [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                   (j)  [ ]   Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.            Ownership.

                   (a)   Amount beneficially owned:
                         United Bancorp, Inc. -- 354,551
                         Plan Trustee -- 354,551

                   (b)   Percent of class:
                         United Bancorp, Inc. -- 6.9%
                         Plan Trustee -- 6.9%

                   (c)    Number of shares as to which the person has:

                         (i) Sole power to vote or to direct the vote United Bancorp, Inc. -- 0
                               Plan Trustee -- 354,551

                         (ii) Shared power to vote or to direct the vote United Bancorp, Inc. -- 0
                               Plan Trustee -- 0

                         (iii) Sole power to dispose or to direct the disposition of
                               United Bancorp, Inc. -- 0
                               Plan Trustee -- 0

                         (iv)  Shared power to dispose or to direct the disposition of
                               United Bancorp, Inc. - 354,551
                               Plan Trustee - 354,551
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Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person - Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company -- United Bancorp, Inc., is an affiliate of the United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan, the trustee of which is the Executive Committee of United Bancorp, Inc. The United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan is an employee benefit plan in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 8. Identification and Classification of Members of the Group - Not applicable.

Item 9.  Notice of Dissolution of Group - Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         Date:    February 14, 2007

                         United Bancorp., Inc., as Administrator for
                         United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan

                         By:  /s/ James W. Everson
                              --------------------------------------------------
                              James W. Everson
                              Chief Executive Officer

                         Executive Committee of United Bancorp, Inc., as Trustee of United Bancorp, Inc. of Martins Ferry, Ohio Employee Stock Ownership Plan

                         By:  /s/ James W. Everson
                              --------------------------------------------------
                              James W. Everson
                              Chairman